Exhibit 8.2

March [XX], 2015

Boards of Directors

Millington Savings Bank

MSB Financial, MHC

MSB Financial, Inc., a federally chartered corporation

MSB Financial, Inc., a Maryland corporation

1902 Long Hill Road

Millington, NJ 07946

Dear Board Members:

You have requested our opinion relating to certain New Jersey and Maryland tax consequences of the transactions that will occur pursuant to the Plan of Conversion and Reorganization (the “Plan”) between and among Millington Savings Bank (“Bank”), MSB Financial, MHC (“Mutual Holding Company”), MSB Financial, Inc., a federally chartered corporation (“Mid-Tier Holding Company”) and MSB Financial, Inc., a Maryland corporation (“Holding Company”). Pursuant to the Plan, Mutual Holding Company, a federally charted mutual holding company, will convert into the capital stock form of organization (the “Conversion”).

Jones Walker LLP, special tax counsel to Bank (headquartered in Millington, New Jersey), Mutual Holding Company, Mid-Tier Holding Company and Holding Company, will have issued an opinion letter (the “Federal Income Tax Opinion Letter”) as to certain federal income tax issues relating to the Plan, which we have read. The conclusions set forth herein rely upon the proposed transactions, facts, assumptions, representations and conclusions as set forth in the Federal Income Tax Opinion Letter. A capitalized term used but not defined herein shall have the meaning set forth in the Federal Income Tax Opinion Letter.

DESCRIPTION OF THE PROPOSED TRANSACTIONS

We incorporate by reference the description of the proposed transactions in the Federal Income Tax Opinion Letter which will occur pursuant to the Plan and which the Boards of Directors of Bank, Mutual Holding Company, Mid-Tier Holding Company and Holding Company have adopted, and restate as follows.

1.	Mid-Tier Holding Company will establish Holding Company as a first-tier Maryland-chartered stock holding company subsidiary.

2.	Mutual Holding Company will merge with and into Mid-Tier Holding Company (the “MHC Merger”) and, in connection therewith, the depositors of Bank will automatically and without further action on the part of the holders thereof, constructively receive liquidation interests in Mid-Tier Holding Company in exchange for their liquidation interests in Mutual Holding Company.

3.

Immediately after the MHC Merger, Mid-Tier Holding Company will merge with and into Holding Company (the “Mid-Tier Merger”) with Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in Mid-Tier Holding Company constructively received by the depositors of Bank in the Mid-Tier Merger will, automatically and without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account (described below) and the shares of Mid-Tier Holding Company Common Stock held by Minority Stockholders will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

4.	Immediately after the Mid-Tier Merger, Holding Company will offer for sale its Common Stock in the Offering.

5.	Holding Company will contribute at least 50% of the net proceeds of the Offering to Bank in exchange for common stock of Bank and the Bank Liquidation Account.

Following the Mid-Tier Merger, a Liquidation Account will be maintained by Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with Bank. The Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the common stock of Mid-Tier Holding Company owned by Mutual Holding Company multiplied by (b) Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Conversion. In turn, Bank will maintain the Bank Liquidation Account.

All of the then-outstanding shares of Mid-Tier Holding Company common stock owned by the Minority Stockholders will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio that ensures that after the Conversion, Minority Stockholders will own in the aggregate the same percentage of Holding Company Common Stock as they held Mid-Tier Holding Company Common Stock immediately prior to the Conversion, exclusive of Minority Stockholders’ purchases of additional shares of Holding Company Common Stock in the Offering, as adjusted to reflect the assets of Mutual Holding Company and dividends previously waived by Mutual Holding Company, and the receipt of cash in lieu of fractional shares. Immediately following the Mid-Tier Merger, additional shares of Holding Company Common Stock will be sold to depositors of Bank and former shareholders of Mid-Tier Holding Company and to members of the public in the Offering.

As a result of the Mid-Tier Merger and the MHC Merger, Holding Company will be a publicly-held corporation, will register Holding Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. Bank will become a wholly owned subsidiary of Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of Holding Company will be the former Minority Stockholders of Mid-Tier Holding Company immediately prior to the MHC Merger, plus those persons who purchase shares of Holding Company Common Stock in the Offering. Nontransferable rights to subscribe for Holding Company Common Stock have been granted, in order of priority, to depositors of Bank who have account balances of $50.00 or more as of the close of business on September 30, 2013 (“Eligible Account Holders”), depositors of the Bank who have account balances of $50.00 or more as of the close of business on the Supplemental Eligibility Record Date (“Supplemental Eligible Account Holders”), and depositors of the Bank as of the Voting Record Date (other than Eligible Account Holders and Supplemental Eligible Account Holders) (“Other Depositors”). Subscription rights are nontransferable. Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the subscription offering, if any, for sale in a community offering to certain members of the general public.

STATE LAW AND TAX ANALYSIS

For purposes of the following state tax analysis, the Federal Income Tax Opinion Letter concludes as follows with respect to the federal income tax consequences of the proposed transactions.

1.	The MHC Merger will qualify as a tax-free reorganization within the meaning of Internal Revenue Code (“I.R.C.”) § 368(a)(1)(A) and no gain or loss will be recognized by Mutual Holding Company or Mid-Tier Holding Company as a result.

2.	The persons who have an interest in Mutual Holding Company will not recognize any gain or loss upon their constructive receipt of a liquidation interest in Mid-Tier Holding Company in exchange for their voting and liquidation rights in Mutual Holding Company.

3.	The Mid-Tier Merger will qualify as a tax-free reorganization within the meaning of I.R.C. § 368(a)(1)(F) and no gain or loss will be recognized by Mid-Tier Holding Company or Holding Company as a result.

4.	Mid-Tier Holding Company shareholders will not recognize any gain or loss upon their exchange of Mid-Tier Holding Company stock for Holding Company common stock (except for cash paid in lieu of fractional shares).

5.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in Mid-Tier Holding Company for the Liquidation Account in Holding Company.

6.	The Minority Stockholders will have short-term or long-term capital gain or loss to the extent that the cash they receive in lieu of fractional shares of Holding Company common stock differs from the basis allocable to the fractional shares deemed redeemed.

7.	It is more likely than not that no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors upon the distribution to them of nontransferable subscription rights to purchase shares of Holding Company Common Stock.

8.	Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not realize any taxable income as the result of the exercise by them of the nontransferable subscription rights.

9.	It is more likely than not that no gain or loss shall be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of rights in the Bank Liquidation Account.

10.	Holding Company will not recognize any gain or loss upon the receipt of money in exchange for Holding Company Common Stock.

Further, it is assumed for purposes of the following state tax analysis that neither Mutual Holding Company nor Mid-Tier Holding Company own any tangible personal or real property and Holding Company will at no time have offices, payroll or receipts in the State of Maryland nor will it carry on any business in the State of Maryland.

New Jersey imposes a Corporation Business Tax (“CBT”) on the entire net income of a corporation, which includes Mutual Holding Company, Mid-Tier Holding Company, Holding Company and Bank. (N.J.R.S. §§ 54:10A-2 and 54:10A-34.) A CBT taxpayer’s entire net income is initially equal to its federal taxable income before net operating losses and special deductions and, as a result, the basis of property for CBT purposes is generally the same as its basis for federal income tax purposes. (N.J.R.S. § 54:10A-4(k); N.J.A.C. §§ 18:7-5.1(b).) There are specified adjustments that must be made to federal taxable income (and the basis of property where applicable) to determine entire net income; however, none are pertinent here. (N.J.R.S. § 54:10A-4(k); N.J.A.C. § 18:7-5.4(a)1.) Therefore, a CBT taxpayer that recognizes no gain or loss for federal income tax purposes in connection with the Conversion, Reorganization and Offering, will recognize no CBT taxable income or loss in connection with the Conversion, Reorganization and Offering.

New Jersey imposes a Gross Income Tax (“GIT”) on the New Jersey gross income of residents and non-residents. (N.J.R.S. § 54A:2-1.) The GIT is imposed upon New Jersey gross income, consisting of specific categories of income including a category for “net gains or income from the disposition of property.” (N.J.R.S. § 54A:5-1c.) However, gains or income from transactions that are subject to non-recognition for federal income tax purposes are likewise not recognized for GIT purposes. (Id.) Therefore, a GIT taxpayer that recognizes no gain or loss for federal income tax purposes in connection with the Conversion, Reorganization and Offering will recognize no GIT taxable income or loss in connection with the Conversion, Reorganization and Offering.

Neither the CBT nor GIT provides for a lower rate of tax on capital gains. Accordingly, the holding period of an asset is not relevant for CBT and GIT purposes.

New Jersey imposes Sales and Use Tax (“SUT”) upon a “sale at retail of tangible personal property or a specialized digital product” unless it is specifically exempted. (N.J.R.S. § 54:32B-3.) Neither the Mutual Holding Company nor the Mid-Tier Holding Company owns any tangible personal property. In addition, the Offering does not involve the sale of tangible personal property. Accordingly, no SUT will be due as a result of the Conversion, Reorganization and Offering.

New Jersey imposes several realty transfer taxes in connection with the conveyance of real property, which are collectively referred to herein as “RTT.” (N.J.R.S. § 46:15-7.a.) The RTT is imposed upon the recording of deeds evidencing transfer of title to real property and is calculated based on the amount of consideration recited in the deed. (N.J.R.S. §§ 46:15-6 and 46:15-7.a.) An additional 1% fee is imposed upon the grantee of a deed for the transfer of real property for more than $1 million that is classified as Class 4A “commercial property” for assessment purposes. (N.J.R.S. § 46:15-7.2.a.) The additional 1% fee is collected by the county recording officer at the time the deed is offered for recording. (Id.) Provided no deeds are presented for recording in connection with the Conversion, Reorganization and Offering, no RTT or additional 1% fee will be due as a result of the Conversion, Reorganization and Offering.

New Jersey imposes a Controlling Interest Transfer Tax (“CITT”) upon the transfer of a controlling interest in an entity which possesses, directly or indirectly, a controlling interest in classified real property if the equalized assessed value of the classified real property is greater than $1,000,000. The tax is equal to 1% of the consideration paid on the sale or transfer. (N.J.R.S. § 54:15C-1.a(1).) The tax applies when a single purchaser acquires, or a group of purchasers acting in concert acquire, a controlling interest in an entity. (N.J.R.S. § 54:15C-1.a(2).) “Controlling interest” means, in the case of a corporation, more than fifty per cent of the total combined voting power of all classes of stock of that corporation. (N.J.R.S. § 54:15C-1.g.) However, where the sale or transfer is incidental to a corporate merger or acquisition, the tax does not apply provided the equalized assessed value of the real property transferred is less than 20% of the total value of all the assets exchanged in the merger or acquisition. (N.J.R.S. § 54:15C-1.c(5).) Provided that the equalized assessed value of real property transferred is less than 20% of the total value of all assets exchanged in connection with the Conversion and Offering, no CITT will be due as a result of the Conversion and Offering.

Maryland only requires a corporation income tax return from those corporations with Maryland Taxable Income. (Md. Code, Tax-Gen. § 10-810.) Because Holding Company will have no offices, payroll or receipts in Maryland, it will not have taxable income in Maryland. Therefore, Holding Company will not be subject to tax in Maryland upon any of the transactions pursuant to the Conversion and Offering.

STATE TAX OPINION

Based upon the Federal Income Tax Opinion Letter, our understanding of the facts and the application of the law thereto, we are of the opinion that:.

1.	Mutual Holding Company and Mid-Tier Holding Company will not recognize any CBT taxable income or loss as a result of the MHC Merger;

2.	The persons who have an interest in Mutual Holding Company will not recognize any CBT or GIT taxable income or loss upon their constructive receipt of a liquidation interest in Mid-Tier Holding Company in exchange for their voting and liquidation rights in Mutual Holding Company;

3.	Mid-Tier Holding Company and Holding Company will not recognize any CBT taxable income or loss as a result of the Mid-Tier Merger;

4.	Mid-Tier Holding Company shareholders will not recognize any CBT or GIT taxable income or loss upon their exchange of Mid-Tier Holding Company stock for Holding Company common stock, except for cash paid in lieu of fractional shares;

5.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any CBT or GIT taxable income or loss upon the constructive exchange of their liquidation interests in Mid-Tier Holding Company for the Liquidation Account in Holding Company;

6.	The Minority Stockholders will have CBT or GIT taxable income or loss to the extent that the cash they receive in lieu of fractional shares of Holding Company common stock differs from the basis allocable to the fractional shares of Mid-Tier Holding Company common stock deemed redeemed;

7.	It is more likely than not that no CBT or GIT taxable income or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors upon the distribution to them of nontransferable subscription rights to purchase shares of Holding Company Common Stock;

8.	Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not realize any CBT or GIT taxable income or loss as the result of the exercise by them of the nontransferable subscription rights;

9.	It is more likely than not that no CBT or GIT taxable income or loss will recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of rights in the Bank Liquidation Account;

10.	Holding Company will not recognize any CBT taxable income or loss upon the receipt of money in exchange for Holding Company Common Stock;

11.	The Conversion, Reorganization and Offering will not attract any SUT;

12.	Provided no deeds are presented for recording in connection with the Conversion and Offering, RTT and the additional 1% fee will not be implicated as a result of the Conversion, Reorganization and Offering;

13.	Provided that the equalized assessed value of real property transferred is less than 20% of the total value of all assets exchanged in connection with the Conversion and Offering, the Conversion, Reorganization and Offering will not attract any CITT; and

14.	Holding Company will not be subject to tax in Maryland upon any of the transactions pursuant to the Conversion, Reorganization and Offering.

Since this opinion letter is provided in advance of the closing of the Conversion and Offering, we have assumed that the transactions will be consummated as described herein. Any differences could cause us to modify the opinion expressed herein.

In providing our opinion, we have considered the provisions of New Jersey and Maryland tax law, regulations, rulings and judicial precedent as well as relevant Internal Revenue Code provisions, U.S. Treasury regulations, federal judicial precedent and Internal Revenue Service rulings, to date. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that our opinion, if challenged, will be accepted by the State of New Jersey or the State of Maryland. We have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

In issuing our opinion, we have assumed that the transactions comprising the Conversion, Reorganization and Offering have been duly authorized and that the representations and warranties provided by management are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Conversion, Reorganization and Offering under federal income tax law.

We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above. This opinion is rendered for your use only, and may not be delivered to or relied upon by any other person or entity without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the Application for Conversion, Reorganization and Offering.

Very truly yours,

BDO USA, LLP

Certified Public Accountants